UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of Issuer:

OneName Global, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 13, 2013

Physical Address of Issuer:

20449 SW TV Hwy #202, Aloha, OR 97003

Website of Issuer:

www.SoMee.social

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Current Number of Employees: One (1) Full-Time



December 21, 2023

OneName Global, Inc.

SOMEE

SOCIAL MEDIA REDEFINED

ABOUT THIS FORM C-TR

This Form C-TR (including the cover page and all exhibits attached hereto, the "**Form C-TR**") is being furnished by OneName Global, Inc., a Delaware Corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-TR pursuant to Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended; 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record; 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000; 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party; or 5) the liquidation or dissolution of the Company

You should rely only on the information contained in this Form C-TR. We have not authorized anyone to provide you with information different from that contained in this Form C-TR. You should assume that the information contained in this Form C-TR is accurate only as of the date of this Form C-TR, regardless of the time of delivery of this Form C-TR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-TR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-TR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-TR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-TR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-TR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-TR or to conform these statements to actual results or to changes in our expectations.

The date of this Form C-TR is December 21, 2023.

THIS FORM C-TR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

Ongoing Reporting.

The Company will no longer file any further annual reports, electronically or otherwise, with the U.S. Securities and Exchange Commission nor will the company prepare, post, or otherwise disseminate any such reports on prospective basis.

The basis for terminating the Company's reporting obligation is:

The Company has filed at least one annual report on pursuant to Regulation CF on Form C-AR and has fewer than three hundred (300) holders of record.


SIGNATURE


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer and undersigned officer hereby certify that the attached financial statements are true and complete in all material respects as of the date hereof.

/s/ *Christopher J. Kramer*
_____
(Signature)

Christopher J. Kramer
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Christopher J. Kramer*
_____
(Signature)

Christopher J. Kramer
_____
(Name)

Director
_____
(Title)

12/21/2023
_____
(Date)